UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Ordinary Shares

On March 13, 2025, Ryde Group Ltd (the “Company”) issued 3,000,000 Class B Ordinary Shares of the Company, to Mr. Terence Zou, the Chairman of the Board of Directors and Chief Executive Officer of the Company, to recognize his significant contribution to the Company’s business operations for the financial year 2024. The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. After such issuance, Mr. Terence Zou beneficially owns an aggregate 5,177,175 Class B Ordinary Shares, which constitute approximately 17.7% of the Company’s total issued and outstanding share capital and approximately 58.7% of the aggregate voting power as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: March 13, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer